Exhibit (a)(1)(G)


                              SP Millennium L.L.C.
                          1201 Third Avenue, Suite 5400
                           Seattle, Washington, 98101


                                 March 14, 2003


                        Termination of Offer to Purchase

Dear Limited Partner:

         We recently began a tender offer to purchase up to 1,300 units in your partnership for $400 per unit in cash pursuant to an Offer to Purchase dated February 26, 2003. Due to circumstances that have arisen since the time of our offer that might result in a significant delay in our ability to accept your units for purchase, we have decided to terminate the Offer.

         If you have any questions or require further information, you may reach us by telephone at (206) 622-9900 or by facsimile at (206) 628-8031.

                                                     Very truly yours,


                                                     SP Millennium L.L.C.